MK

14046045

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2014
Washington DC
404

SEC FILE NUMBER
8-67161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Navy Federal Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1007 Electric Avenue
(No. and Street)

Vienna (City) VA (State) 22180 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cynthia Kirk 703-206-1304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1800 Tyson Boulevard (Address) McLean (City) VA (State) 22102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Thomas H. Yee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Navy Federal Brokerage Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Thomas H. Yee
Signature

President
Title

Notary Public

APRILLE A. SHERMAN
NOTARY PUBLIC
REG # 360340
COMMISSION EXPIRES 1/31/2017
COMMONWEALTH OF VIRGINIA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Navy Federal Brokerage Services, LLC
(Sec I.D. No. 8-67161)

Financial Statement and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission December 31, 2013

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Navy Federal Brokerage Services, LLC
(Sec I.D. No. 8-67161)

Financial Statement and Supplemental Schedules Pursuant to Rule 17a-5 of the Securities and Exchange Commission December 31, 2013

Navy Federal Brokerage Services, LLC
Index
December 31, 2013

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Independent Auditor's Report

To Navy Federal Brokerage Services, LLC:

We have audited the accompanying financial statements of Navy Federal Brokerage Services, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in member interest, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navy Federal Brokerage Services, LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management

PricewaterhouseCoopers LLP, 1800 Tysons Boulevard, McLean, VA 22102-4261
T: (703) 918 3000, F: (703) 918 3100, www.pwc.com/us

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and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2014

Navy Federal Brokerage Services, LLC
Statement of Financial Condition
December 31, 2013

Assets

Cash	$4,065,078
Receivables from broker dealer	638,162
Receivables from affiliates	125,980
Accounts receivable	4,060
Prepaid expenses	151,524
Total Assets	$4,984,804

Liabilities:

Accounts payable and accrued liabilities to affiliates	$ 646,668
Accounts payable and accrued liabilities - other	46,697
Total Liabilities	693,365

Member Interest:

Member's interest	4,500,000
Retained deficit	(208,561)
Total Member's Interest	4,291,439
Total Liabilities and Member's Interest	$4,984,804

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Service, LLC
Statement of Income
December 31, 2013

Revenue:	
Securities and brokerage commission	$11,022,907
Insurance and fixed annuity commission	1,585,103
Interest and miscellaneous income	14,497
Total revenue	12,622,507
Expenses paid to affiliates:	
Compensation, commission and benefits	7,630,660
Office occupancy	835,541
Software licensing	8,805
Management fees paid to NFFG	532,609
Total expenses paid to affiliates	9,007,615
Other expenses:	
Professional and consulting services	1,256,484
Clearance fees	15,063
Office operations	154,719
Marketing and promotional programs	176,812
Travel, meals and seminars	119,219
Licensing, registration, dues and subscriptions	275,230
Other expenses	64,630
Total other expenses	2,062,157
Total expenses	11,069,772
Net income	$1,552,735

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
Statement of Changes in Member Interest
Year Ended December 31, 2013

	Member's Interest	Retained Earnings	Total
Balance, December 31, 2012	$4,500,000	($1,761,296)	$2,738,704
Net income	-	1,552,735	1,552,735
Balance, December 31, 2013	$4,500,000	($208,561)	$4,291,439

The accompanying notes are an integral part of these financial statements.

Navy Federal Brokerage Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net income:		$1,552,735
Adjustments to reconcile net income to net cash Provided by operating activities:		
(Increase) decrease in operating assets		
Receivables from broker dealer	114,219	
Receivable from affiliates	(68,288)	
Account receivables	(3,788)	
Prepaid expenses	(15,893)	
(Decrease) in operating liabilities		
Accounts payable and accrued liabilities due to affiliates	(86,920)	
Accounts payable and accrued liabilities due to others	(812)	
Total adjustments		(61,482)
Net cash provided by operating activities		1,491,253
Cash beginning of the year		2,573,825
End of the year		$4,065,078

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Navy Federal Brokerage Services, LLC (NFBS or the Company) is a wholly-owned subsidiary of Navy Federal Financial Group, LLC (NFFG), and ultimately a wholly-owned subsidiary of Navy Federal Credit Union (NFCU). NFCU is a federally chartered credit union domiciled in Virginia. NFBS is licensed to do business in the State of Virginia. NFBS is a registered broker-dealer with the Securities Exchange Commission (SEC) and a member firm of the Financial Industry Regulatory Authority (FINRA). The Company has been providing sales and trading services since 2006.

The Company is a marketing vehicle for mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and brokerage services. Services are primarily provided to credit union members. The Company executes exchange listed and over the counter securities transactions on an agency capacity and clears on a fully-disclosed basis through Pershing LLC.

2. Summary of Significant Accounting Policies

Basis of Presentation

NFBS prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. The significant accounting policies followed by the Company are summarized below:

Cash

Cash includes a money market savings account, which is payable on demand, held at Wells Fargo & Company, and a checking account at Navy Federal Credit Union with funds totaling $194,323.

Receivables from broker dealer

Receivables include funds due from CUSO Financial Services (CFS) which represents cash balances and deposits with commissions and interest receivable from Pershing, the Company's clearing broker less any fees that CFS charges for the services they provide. CFS provides back office support for NFBS through a tri-party agreement. The Company is subject to credit risk should the clearing broker, or CFS be unable to repay the balance reflected on the statement of financial condition. However, the Company does not anticipate non-performance by either the clearing broker or CFS. The carrying value approximates the fair value as the balance is short term. The Company clears all of its securities

transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business. All receivables due from the CFS and the clearing broker were received subsequent to year-end.

Revenue and Expenses
Securities transactions for the Company's customers are executed and cleared by independent clearing agents on a fully-disclosed basis. Customers' security transactions are reported on a settlement date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commission earned on customer's investment in mutual funds, securities and insurance products are recorded on an accrual basis and are included in commission income.

Management fees are paid directly to NFFG for sales support, rent, marketing and administrative services. Fees paid to NFFG are recorded as expenses when incurred. Please refer to note 4 for further discussion.

Income Taxes
NFBS is a wholly-owned limited liability company and is considered a disregarded entity for federal tax purposes. Consequently the Company records no income tax expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. **Contingent Obligations**

In the normal course of business the Company enters into contracts that confirm a variety of representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company expects the risk of loss to be remote. NFBS maintains Error and Omissions insurance as well as a fidelity bond to help mitigate losses.

4. **Related Party Transactions**

The Company contracts with NFFG to provide sales support, rent, marketing and administrative services. The contract is month-to-month with a 30 day right to cancel by either party. Total expenses incurred for the aforementioned services with NFFG totaled approximately $5,483,000 for the year ended December 31 2013. NFCU provides payroll processing services for NFFG. Commission earned by employees of NFFG and NFCU supporting NFBS, paid to NFCU was $3,524,600.

Receivables and Payables

Included in the receivables due from affiliates as of December 31, 2013, are amounts due from Navy Federal Asset Management LLC, (NFAM) of $125,980. In accordance with the management agreement with NFAM, services and expenses used by employees appointed by both NFBS and NFAM are allocated to NFAM at month-end.

Included in the accounts payable and accrued liabilities due from affiliates as of December 31, 2013, are amounts due to NFFG and NFCU of approximately $131,500 and $36,500 respectively. These amounts represent salary, commission, benefit reimbursement and other miscellaneous expenses for NFFG employees appointed by NFBS or support the business functions of NFBS.

Included in the accounts payable and accrued liabilities due from affiliates as of December 31, 2013 are accrued salaries and commissions of $478,700.

5. **Regulatory Requirements**

NFBS is an introducing broker/dealer and does not carry or hold securities accounts for customers or perform custodial functions relating to customer securities. As a result, NFBS is exempt for rule 15c3-3. Exemption under Section (k)(2)(ii) is claimed, as other brokers clear all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to, customers.

As a broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year and 15 to 1 thereafter. At December 31, 2013, the Company had net capital of $3,922,374 which was $3,872,374 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was .18 to 1 at December 31, 2013.

Navy Federal Brokerage Services, LLC

Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Total member interest	$4,291,439
Deduct, member's interest not allowable for net capital	0
Total member's interest qualified for net capital	$4,291,439
Deductions and /or charges	
Total nonallowable assets from statement of financial condition	350,065
Net capital before haircuts on securities positions:	$3,941,374
Securities	0
Other (Fidelity bond deductible)	19,000
Net Capital	$3,922,374
Computation of basic net capital requirement	
Aggregate indebtedness	$ 693,365
Net capital requirements based on the greater of $50,000 or six and two thirds percent of aggregate indebtedness	$ 50,000
Excess net capital	$3,872,374
Ratio of aggregate indebtedness to net capital	.18 to 1

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5 of the Securities and Exchange Commission

There is no difference between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing as of January 10, 2014.

Navy Federal Brokerage Services, LLC

Schedule 2 – Computation for Determination of Reserve Requirement and Information Related to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

The Company is exempt under the provisions of Rule 15c3-3 pursuant to Section (k)(2)(ii).

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Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To Navy Federal Brokerage Services, LLC:

In planning and performing our audit of the financial statements of Navy Federal Brokerage Services, LLC: (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of Navy Federal Brokerage Services, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2014

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Report of Independent Accountants

To Navy Federal Brokerage Services, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Navy Federal Brokerage Services for the period from January 1, 2013 through December 31, 2013, which were agreed to Navy Federal Brokerage Services, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Navy Federal Brokerage Services' compliance with the applicable instructions of Form SIPC-7T during the year ended December 31, 2013. Management is responsible for Navy Federal Brokerage Services' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: Payment in the amount of $178 was compared from detailed general ledger to Bank statement (account number 7005392118) covering the period January 1, 2013 to June 30, 2013, check number 3428 paid on July 11, 2013. Payment in the amount of $171 was compared from detailed general ledger to Bank statement (account number 7005392118) covering the period January 1, 2013 to December 31, 2013, check number 3690 paid on January 7, 2014. Bank statements and detailed GL was obtained from Cindy Kirk, AVP Subsidiary Accounting. No differences were noted.

2. Compared the Total Revenue amount reported on page 5, line 4 of the audited Form X-17A-5 for the year ended December 31, 2013 with the Total revenue amount of $12,622,507 reported on page 2, item 2a of Form SIPC-7T for the period from January 1, 2013 through December 31, 2013. Detailed general ledger was obtained from Cindy Kirk, AVP Subsidiary Accounting. No differences were noted.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7T with the supporting schedules and working papers, as follows:
    a. Compared deductions on line 1, revenues, of $12,468,412 to the detailed general ledger provided by Cindy Kirk, AVP Subsidiary Reporting. No differences were noted.
    b. Compared deductions on line 8, revenues not related either directly or indirectly to the securities business, of $14,496 to the detailed general ledger provided by Cindy Kirk, AVP Subsidiary Reporting. No differences were noted.

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4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $139,599 and $349, respectively of the Form SIPC-7T. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Navy Federal Brokerage Services, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 24, 2014

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